

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 7, 2008

Mr. Brian Clewes
Chief Financial Officer , Secretary, Treasurer and Director
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario M5J 2T7 Canada

> **RE: Carthew Bay Technologies Inc.**
> **Form 20-F/A for the fiscal year ended December 31, 2007**
> **Filed September 18, 2008**
> **File No. 000-31481**

Dear Mr. Clewes:

        We have completed our review of your Form 20-F and the related amendment and do not, at this time, have any further comments.

                        Sincerely,

                        Brian R. Cascio
                        Accounting Branch Chief